Filed pursuant to Rule 424(b)(3)
Registration No. 333-238635

Prospectus Supplement
(To the Prospectus dated June 4, 2020)

19,048 Shares of Common Stock Issuable Upon the Exercise of Warrants

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This prospectus supplement updates, supersedes and amends certain information contained in the prospectus dated June 4, 2020 (the “Original Prospectus”), relating to the resale by a selling stockholder named therein of up to 19,048 shares of common stock, par value $0.0001 per share, or the common stock, issuable upon exercise of a warrant (the “Existing Warrant”), that we issued on April 17, 2020 in a private placement pursuant to the Securities Purchase Agreement, dated as of April 15, 2020 (the “Securities Purchase Agreement”) that we entered into with certain institutional and accredited investors, including the selling stockholder. The warrant was issued to the selling stockholder with an original exercise price of $40.50 per share, which reflects an adjustment for a subsequent reverse stock split effected in April 2022. The Existing Warrant has been amended as described below under “Amendments to Existing Warrant.”

The shares of common stock underlying the warrant are referred to herein as the warrant shares. The warrant shares were registered on behalf of the selling stockholder, to be offered and sold from time to time, to satisfy certain registration rights that we granted to the selling stockholder pursuant to the Securities Purchase Agreement. This prospectus supplement solely relates to the 19,048 warrant shares issuable to the selling stockholder named herein and does not relate to any warrant shares issuable to the other selling stockholders named in the Original Prospectus.

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock is listed on the Nasdaq Capital Market under the symbol “NVIV.” On October 10, 2022, the last reported sale price of our common stock on the Nasdaq Capital Market was $3.33 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

AMENDMENTS TO EXISTING WARRANT

This prospectus supplement is being filed to disclose the following:

On October 7, 2022, we entered into two securities purchase agreements with an institutional investor (the “Investor”) in respect to a registered direct offering and private placement of our securities (collectively, the “Offerings”). In connection with the Offerings, the Company entered into a warrant amendment agreement (the “Warrant Amendment Agreement”) with the Investor pursuant to which we amended certain outstanding warrants to purchase up to an aggregate of 80,139 shares of common stock that were previously issued in March 2020, April 2020 and October 2020 to the Investor, with exercise prices of $68.75, $40.50 and $20.00 per share, respectively, in consideration for its purchase of an aggregate of approximately $9 million of common stock, pre-funded warrants to purchase common stock and preferred investment options to purchase common stock in the Offerings.

Under the Warrant Amendment Agreement, with respect to Existing Warrant to purchase up to an aggregate of 19,048 shares of common stock held by the Investor, we agreed to (i) lower the exercise price of such Existing Warrant to $5.05 per share and (ii) extend the original expiration date of such Existing Warrant to five and one-half years following the closing of the private placement. These amendments became effective upon the closing of the Offerings on October 11, 2022.

Prospectus supplement dated October 11, 2022